17009492

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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Mail Processing Section
MAR 0 3 2017
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SEC FILE NUMBER
8-49263

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RA CAPITAL ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12230 El Camino Real, Suite 100
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eliot Peters (858) 704-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Zehentbauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RA Capital Advisors LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

K. MERCADO CALILAN
Commission # 2068059
Notary Public - California
San Diego County
My Comm. Expires May 12, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RA CAPITAL ADVISORS LLC

ANNUAL FILING IN ACCORDANCE

WITH RULE 17a-5

DECEMBER 31, 2016

RA CAPITAL ADVISORS LLC

TABLE OF CONTENTS

RA CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$	592,541
Accounts receivable, net of allowance of doubtful accounts of $126,086		32,853
Prepaid expenses		105,579
Property and equipment, net of accumulated depreciation and amortization of $574,180		15,929
Other assets		10,579
Total assets	$	757,481
Liabilities and members' equity		
Liabilities:		
Accounts payable and accrued liabilities	$	54,045
Deferred rent		17,078
Deferred revenue		2,916
Total liabilities		74,039
Commitments (Notes 5, 7, and 9)		
Members' equity		683,442
Total liabilities and members' equity	$	757,481

The accompanying notes are an integral part of these financial statements.

NOTE 1 – THE COMPANY

RA Capital Advisors LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal business consists of consultations with respect to merger and acquisition transactions, and business and financial analysis. The majority of the Company's revenues are derived from such consultation services. The Company was formed as a limited liability company in the state of Delaware in December 2002.

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the members of the Company shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being members of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the statement of financial condition in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Deferred Revenue

Deferred revenue consists of payments received from clients in advance of when services are rendered. As of December 31, 2016, deferred revenue was $2,916. As of December 31, 2016, the Company recorded $6,393 of unbilled receivables, which are included in accounts receivable, and are expected to be billed in the future.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of less than 90 days as cash equivalents. Cash and cash equivalents include cash in readily available checking, money market and brokerage accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and investments with high credit quality financial institutions. At December 31, 2016, cash deposits held at financial institutions in excess of Federal Deposit Insurance Corporation ("FDIC") insured amounts of $250,000 were approximately $346,000. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any credit losses from these institutions.

A substantial portion of the consultation fees of the Company was received from a limited number of clients. As of December 31, 2016, three parties accounted for 91% of accounts receivable.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value because of the short-term nature of those instruments.

Accounts Receivable

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company's management believes the risk of loss on its accounts receivable is adequately reserved in the accompanying statement of financial condition. As of December 31, 2016, the reserve for allowance for doubtful accounts was $126,086.

Property and Equipment, Net

It is the Company's policy to capitalize property and equipment over $500. Lesser amounts are expensed. Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement. Maintenance costs are considered period costs and are expensed when incurred.

Deferred Rent

Rent expense from leases is recorded on a straight-line basis over the lease period. The net excess of rent expense over the actual cash paid is recorded as deferred rent.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is classified as a partnership for income tax purposes. Accordingly, all tax attributes (items of gain, loss, credits, etc.) will be passed through to its members. Accordingly, revenues and expenses are reported on the member's tax return, and no provision for federal income taxes is included in the Company's statement of financial condition. Although the Company is not subject to income taxes, it is liable for various state fees.

The Company reviews and evaluates tax positions within its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. The Company recognizes uncertain tax positions if it is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on technical merits of the position. Tax benefits are measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability that would reduce members' equity.

Based on its review, the Company has determined the major tax jurisdictions to be where the Company is organized and where the Company makes investments. Such jurisdictions are U.S. federal and certain foreign jurisdictions.

As of December 31, 2016, no reserves for uncertain tax positions were required to have been recorded for uncertainty in income taxes for any of the Company's open tax years. The Company is not subject to examination by U.S. federal and state tax authorities for the tax years before 2013. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially within 12 months subsequent to December 31, 2016. As a result, no other income tax liability has been recorded in the accompanying statement of financial condition.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31, 2016:

Furniture & fixtures	$	490,827
Computer hardware		87,848
Tenant improvements		11,434
Total		590,109
Less: accumulated depreciation and amortization		(574,180)
Property and equipment, net	$	15,929

NOTE 4 – FAIR VALUE OF.FINANCIAL ASSETS

The Company's marketable investment securities and derivative instruments are financial instruments recorded at fair value on a recurring basis. The Company makes estimates regarding valuation of assets and liabilities measured at fair value in preparing its consolidated financial statements. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825 *Financial Instruments* provides an option to report selected financial assets and liabilities at fair value. The Company has not elected to measure any financial assets or liabilities using the fair value option under FASB ASC 825-10.

FASB ASC 820, *Fair Value Measurements and Disclosures* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (the "exit price") in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measurement.

FASB ASC 820 establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect the Company's estimates about market data.

The three levels for measuring fair value are based on the reliability of inputs and are as follows:

Level I - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level I inputs. Since valuations are based on quoted prices that are readily available in an active market, valuation of these products does not entail a significant degree of judgment. Assets utilizing Level I inputs include exchange-traded equity securities.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Assets and liabilities utilizing Level 2 inputs include: U.S. treasury and agency securities, mortgage-backed securities, collateralized mortgage obligations, commercial mortgage-backed securities, municipal bonds and notes, Over-the-Counter ("OTC") derivative instruments (foreign exchange forwards and option contracts, interest rate swaps related to the Company's senior notes, subordinated notes and junior subordinated debentures), and equity warrant assets for shares of public company capital stock.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Assets utilizing Level 3 inputs include: limited partnership interests in private equity funds, direct equity investments in private companies, mortgage-backed securities, and equity warrant assets for shares of private company capital stock.

NOTE 4 – FAIR VALUE OF FINANCIAL ASSETS (continued)

In 2014, the Company received approximately 178,000 equity warrants from a private company ("Company A"). Fair value measurements of equity warrants of private companies are priced based on a lattice-binomial model to estimate asset value by using stated exercise prices, warrant expiration dates, risk-free interest rates and option volatility assumptions. Option volatility assumptions used in the lattice-binomial model are based on volatility of similar public companies.

	Fair Value	Valuation Technique	Unobservable Input	Value
"Company A" Equity Warrants	$0	lattice-binomial model	Volatility	60%
			Risk-free interest rate	1.86%
			Remaining life assumption	5 years

NOTE 5 – SUBORDINATED LOAN – RELATED PARTY

In 2015, the Company entered into a $500,000 subordinated unsecured debt agreement with its majority member with a scheduled maturity date of April 30, 2018 and interest was calculated on a quarterly basis at an interest rate of 6%. The Company repaid the subordinated loan and accrued interest of $35,794 in full in 2016.

NOTE 6 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2016, the Company had net capital of $518,502, which was $513,502 in excess of the required minimum net capital. At December 31, 2016, the Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

NOTE 7 – COMMITMENTS

The Company's office lease agreement expires November 30, 2017. The base rent is $9,682 per month during the first year and increases each year during the initial term, up to approximately $10,579 per month during the final year. The lease is subject to additional charges for common area maintenance and other costs.

Future minimum lease payments are as follows:

Year ending December 31,		
2017	$	113,909
Total	$	113,909

NOTE 8 – EMPLOYEE 401(k) PLAN

The Company's 401(k) Plan covers substantially all employees and allows eligible employees to contribute a percentage of their compensation, subject to annual limits. For employees choosing to participate in the 401(k) Plan, the Company will match their personal contributions at the rate of 100%, up to 5% of their compensation.

NOTE 9 – INDEMNIFICATION AGREEMENTS

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the statement of financial condition was available to be issued on February 17, 2017.